HILLSTREAM PHARMA, INC.
270 Presidential Dr.
Wilmington, DE 19807

January 12, 2009

William J. Kearns
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hillstream Pharma, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 6, 2008
File No. 000-51835

Dear Mr. Kearns:

This letter is in response to the comments contained in the Staff’s letter to Hillstream Pharma, Inc., concerning the above referenced Form 10-KSB (the “Report” or the “Original Filing”), and dated December 29, 2008 (the “Comment Letter”).  We have filed an amendment to the Report concurrent with this letter incorporating the requested changes.

In response to comment one of the Comment Letter and pursuant to SEC Release 33-8876, effective February 4, 2008, we have filed an amendment to the Report on Form 10-K/A.  In addition, in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment amends and restates in its entirety Item 8A of the Original Filing (respective Item 9A of Form 10-K/A) and contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

In regards to comment six of the Comment Letter, given the non-substantive nature of the comments and the significant financial burden on the Company to amend all Exchange Act filings, we respectfully request the opportunity to discuss an appropriate response with the Staff.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you.  Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Hillstream Pharma, Inc.

By: /s/ Randy Milby
Randy Milby
President